82-4930

Rule 12g3-2(b)
File No. 82-4939



04036579



SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2004
WASH. D.C. 155 SECTION

PROCESSED

AUG 3 1 2004

THOMSON
FINANCIAL

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
Amtsgericht Mainz HRA 3557

Phone   00 49 (6131) 13-28 16
Fax   00 49 (6131) 13-25 60
e-mail presse@LRP.de
Internet www.lrp.de

Please send us a copy
for our records.



LRP WORKING TOWARDS AMBITIOUS GOALS

- IMPROVED INTERIM RESULT
- EQUITY STRENGTHENED
- HEADED FOR "A" RATING

The first six months of 2004 saw Mainz-based LRP Landesbank Rheinland-Pfalz increase its net income by 31% to EUR 59.0 (45.0) million and expand its total assets by 2.9% to EUR 67.5 (65.6) billion. These results represent a significant step in the Bank's efforts aimed at consolidating its position in the marketplace.

According to Board Chairman Dr. h. c. Klaus G. Adam, additional steps are required to secure the targeted ratings: "We are working towards straight "A" ratings in 2005 in order to be able to provide successfully financial services to our own customers, our savings banks and the state acting as an integral part of the LBBW Group from our base here in Mainz." He added that a good rating is required to secure favourable funding terms in the capital markets even after the 19 July 2005 expiry of the present guarantee mechanisms. "In view of the fierce competition prevailing in the financial services industry, we are challenged more than ever before to streamline our cost structure further, to keep our risk costs low and to expand our market positions along strictly profitability-driven lines."

Adam considers LRP to be well positioned as a partner serving funding to medium-sized companies, pointing to the credit and investment bank products launched by LRP in recent years. As growth in the German economy becomes steadier, the Bank expects to see increasing demand for funding also in this segment. Impulses have also been forthcoming from the international business, particularly from the export finance side. In contrast, real estate financing is not expected to see noticeable improved demand before next year.

"From today's point of view we will largely attain the ambitious goals we have set ourselves for our 2004 balance sheet. We assume that the steps to be taken with the change of owners will be completed on schedule by year-end; we have turned the corner and are now on the finishing straight, so to speak," Adam said.

Gratifying net income from trading activities

Net interest income for the first six months came to EUR 177 (193) million. This was below expectations and mostly due to the moderate development in lending, the intense competition on margins as well as the charge resulting from the premature redemption of LRP issues trading above par. At 35.5 (41.1) million, net commission income also remained below expectations, reflecting the subdued securities business as well as last year's transfer of the securities settlement activities to LBBW. Net income from trading activities showed a gratifying development coming in at EUR 14.9 million, up on the previous year's figure despite the volatility seen in the markets. While this improvement was mainly supported by fixed-income trading, foreign exchange dealings and equities trading also contributed positive net results.

Successful cost management

At EUR 121.6 million, administrative expenses were only slightly higher than in the comparable period of the previous year. While personnel expenses developed as budgeted, additional savings were achieved with regard to operating expenses. Taking into account "other operating expenses/income", operating profit before risk provisions/adjustments amounted to EUR 109.2 million.

After provisions for the lending business as well as the continued valuation at the lower of cost or market principle of EUR 20.6 (32.7) million total, operating profit came in at EUR 88.6 (95.9) million. Taking into account the EUR 5 million charges taken in the context of the securities business migration (booked under extraordinary expenses), net income before taxes amounted to EUR 83.6 (90.1) million.

After taxes of EUR 6.8 million, which were mainly characterised by extraordinary factors, and after taking into account the EUR 17.8 million in interest paid on the silent participations, the Group's net income for the first six months of 2004 rose to EUR 59 (45) million.

Equity basis strengthened

A pro-active approach was taken to reduce LRP Group's risk assets in accordance with its risk-oriented business policy, which seeks to minimise the required capital backing. As a result, the overall ratio according to Principle I rose to 14.3% (12.0%) and the BIS equity ratio climbed to 14.4 (12.6%) as of the reporting date. The tier 1 ratio currently stands at 9.8% and would decline to just over 8% as a result of the takeover of the interest in the Bank currently held by WestLB.

Seventh benchmark bond issued

As far as its funding activities were concerned, LRP used its possibilities as an important partner in the money and capital markets in line with new business requirements and its diversification-oriented funding strategy.

LRP also continued to expand its international funding base by issuing its seventh global Pfandbrief, a EUR 1.0 billion benchmark bond which was once again very successfully placed with domestic and international investors.

Mainz, 13 August 2004

Interim Report as at 30 June 2004 (Key Figures)

Group Balance Sheet LRP, LBS, LRI, LRP Capital, LRA	30/06/2004 Accounts statistics	31/12/2003 Balance sheet	Changes	
	€ billions	€ billions	€ billions	%
Total assets	67.5	65.6	1.9	2.9
Business volume	77.0	73.7	3.3	4.5
Claims on banks	23.7	22.0	1.7	7.7
Claims on customers	20.7	20.7	0.0	-0.1
including: building loans of Landes-Bausparkasse	1.9	2.0	0.0	-1.4
Securities	19.8	19.1	0.8	4.0
Trust assets	1.5	2.0	-0.5	-23.0
Liabilities to banks	17.5	16.9	0.7	3.9
Liabilities to customers including: savers' deposits of Landes-Bausparkasse	11.8 2.1	11.3 2.0	0.4 0.1	4.0 6.6
Certificated liabilities	31.0	30.2	0.9	2.8
Total capital funds [1]	3.5	3.3	0.3	8.3

[1] Mid-year value without profit

Staff (as of the record data)	1,891	1,922	-31	-1.6

Group Results	01/01 - 30/6/2004	01/01 - 31/12/2003	6/12	Changes against previous year's value (pro rata temporis)	
	€ millions	€ millions	€ millions	€ millions	%
Net interest income	177.0	385.6	192.8	-15.8	-8.2
Net commission income	35.5	82.1	41.1	-5.5	-13.5
Net income from trading activities	14.9	15.3	7.7	7.2	94.6
Other operating expenses/income	3.3	9.4	4.7	-1.4	-29.0
Operating income	230.8	492.4	246.2	-15.4	-6.3
General administrative expenses	121.6	235.2	117.6	4.0	3.4
Risk provisions/adjustments	-20.6	-65.5	-32.7	12.2	-37.2
Operating profit	88.6	191.7	95.8	-7.3	-7.6
Extraordinary expenses	5.0	11.5	5.7	-0.7	-12.8
Net income before taxes	83.6	180.2	90.1	-6.5	-7.2
Taxes on income and revenues	6.8	59.6	29.8	-23.0	-77.1
Transferred profit	17.8	30.6	15.3	2.5	16.2
Net income	59.0	90.0	45.0	14.0	31.0

Ratios in %		
Return on Equity (RoE) before taxes	11.2	13.9
Return on Equity (RoE) after taxes	7.9	6.9
Cost-Income Ratio (CIR)	52.7	47.8
Overall Ratio according to Principle I	14.3	12.0
BIS Equity Ratio	14.4	12.6
Tier 1 Ratio	9.8	7.3

Differences due to rounding

Rating Categories	Moody's	S & P	Fitch	JCR
Long-Term	Aa1	AA	AAA	
Short-Term	P-1	A-1+	F1+	AAA
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	